October 21, 2022

VIA EDGAR TRANSMISSION

Mr. David Orlic

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Arrow Investments Trust, File Nos. 333-178164, 811-22638

Dear Mr. Orlic:

On June 21, 2022, Arrow Investments Trust (the "Registrant"), on behalf of its series Arrow Adaptive Income ETF (now known as Arrow Adaptive Multi-Strategy ETF, the "Fund"), filed Post-Effective Amendment No. 82 to the Registrant's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. The Fund has filed a delaying amendment to move its effective date to September 29, 2022; and may further delay effectiveness to allow for disposition of comments and to address operational aspects of Fund launch.

In a telephone conversation on August 4, 2022, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. A marked copy of the prospectus is attached to aid in your review.

Fees and Expenses of the Fund

Comment 1:

(a)	Please provide a fee table and expense examples to the SEC staff at five business days prior to the effective date of the Fund.

(b)	Please include in the footnotes a statement that other expenses are estimated for the current fiscal year.

(c)	Please confirm, supplementally, that any expense limitation agreement will be effective for at least one year from the Fund's effective date.

(d)	Please include in the footnotes a description of acquired fund fees and expenses as such rather than by using underlying funds.

(e)	Please include in the footnotes a reference to fee or reimbursement recapture as being subject to both the then-current expense cap and the expense cap in place at the time of the fee waiver and or reimbursement.

(f)	Please include an acquired fund fees and expenses line item.

Response:

(a)	The Registrant undertakes to provide a fee table and expense examples to the SEC staff at least five business days prior to the effective date of the Fund.

(b)	The Registrant has included in the footnotes a statement that other expenses are estimated for the current fiscal year.

(c)	The Registrant confirms that any expense limitation agreement will be effective for at least one year from the Fund's effective date.

(d)	The Registrant has no acquired fund fees and expenses line item in the fee table as the Fund no longer uses underlying funds as part of its principal investment strategy.

(e)	The Registrant has included in the footnotes a reference to fee or reimbursement recapture as being subject to both the then-current expense cap and the expense cap in place at the time of the fee waiver and or reimbursement.

(f)	Please see (d) above.

Principal Investment Strategies

Comment 2:

(a)	Please provide a plain English definition of "preserve and increase the purchasing power value of its shares."

(b)	Please remove "Wall Street legend." However, this may be included in the statutory portion of the prospectus provided it is described as an opinion and identifies to whom the opinion is attributed.

(c) Please confirm, supplementally, that any short selling expenses are included in the fee table.

(d) With respect to the Cayman Island subsidiary of the Fund:

i.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.
ii.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.
iii.	Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.
iv.	Disclose that the Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
v.	Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.
vi.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
vii.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
viii.	Confirm that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

ix.	The Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.
x.	Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.
(e)	With respect to the fixed income portfolio, describe maturity and quality limits that apply to acquired funds and collateral. If they are not subject to similar restrictions, amend disclosures to describe their nature.

(f)	Please include principal investment strategy disclosures in the statutory portion of the prospectus as they have been inadvertently omitted.

Response

(a)	The Registrant has considered this comment and believes that “purchasing power” is well understood by the investment marketplace especially in light of the recent popular focus on inflation and its impact on purchasing power. By way of example, the Registrant notes that the Permanent Portfolio fund includes purchasing power in its investment objective without further elaboration. “Permanent Portfolio seeks to preserve and increase the purchasing power value of its shares over the long term.” This fund has been in operation over10 years.

(b)	The Registrant amended the disclosure to read as Wall Street luminary rather than “legend."

(c) The Registrant confirms that any short selling expenses are included in the fee table.

(d) With respect to the Cayman Island subsidiary of the Fund:

i.	The Registrant has included disclosure that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.
ii.	The Registrant has included disclosure that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.
iii.	The Registrant has included disclosure that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The Registrant confirms that any investment advisory agreement between the Subsidiary and its investment adviser will be included as an exhibit to the registration statement.

iv.	The Registrant has included disclosure that the Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). The Registrant has included disclosure to identify the custodian of the Subsidiary as the same as that used by the Fund.
v.	The Registrant notes it has presently included disclosure any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.
vi.	The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.
vii.	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
viii.	The Registrant notes that the Subsidiary through its directors who are all U.S. citizens are subject to service of process at their addresses noted in the Statement of Additional Information.
ix.	The Registrant confirms that the Subsidiary's management fee (including any performance fee), if any, is included in "Management Fees," and the Subsidiary's expenses are included in "Other Expenses" in the Fund's fee table.
x.	The Registrant has included disclosure that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.
(e)	The Registrant has included disclosure with respect to the fixed income portfolio, to describe maturity and quality limits that apply to acquired funds and collateral.

(f)	The Registrant has included principal investment strategy disclosures in the statutory portion of the prospectus.

Principal Investment Risks

Comment 3:

(a)	Please include non-diversification risk.

(b)	Please remove option risk and swap risk or provide a corresponding reference in the principal investment strategy description.

Response

(a)	The Registrant has added non-diversification risk.

(b) The Registrant has removed option risk and swap risk.

Statement of Additional Information

Comment 4.

Please review references to non-diversified status to assure consistency with the prospectus.

Response: The Registrant has reviewed references to non-diversified status to assure consistency with the prospectus.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3238.

Sincerely,

Parker Bridgeport

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